Form 51-102F3

MATERIAL CHANGE REPORT

Item 1 -

Name and Address of Company

Asia Pacific Resources Ltd. (the “Company”)
Unit 1 – 15782 Marine Drive

White Rock, BC, Canada

V4B 1E6

Item 2 -

Date of Material Change

April 17, 2006

Item 3 -

News Release

The Company issued a press release on April 20, 2006 through the facilities of CCN Matthews, a copy of which has been filed on SEDAR.

Item 4 -

Summary of Material Change

Asia Pacific Resources Ltd. (the “Company”) announced that effective 17 April 2006 Olympus Capital Holdings Asia I, L.P. (“Olympus”) has made additional loan financing available to the Company.

Item 5 -

Full Description of Material Change

The Company announced that effective 17 April 2006 Olympus Capital Holdings Asia I, L.P. (“Olympus”) has made additional loan financing available to the Company in the form of a Promissory Note. Olympus has agreed to make advances to Asia Pacific from time to time prior to the earlier of a) a Change of Control and b) June 30, 2006, provided that the aggregate amount of the advances does not exceed US$3,000,000. Interest will accrue at 10% per annum during the two month period from 17 April 2006 and at 15% per annum thereafter. The loan is for a maximum term of one year.

Within five business days of the Change of Control anticipated by the take-over bid circular issued by SRMT Holdings Limited to offer to purchase a maximum of 612,000,000 common shares of Asia Pacific and to purchase all of the share purchase warrants of Asia Pacific, the Company shall repay the Principal amount and interest outstanding under this note.

The Company has requested an initial draw down under the loan of US$500,000.

This transaction is a related party transaction under applicable Canadian securities legislation as Olympus holds in excess of 46% of the issued capital of the Company and has three nominee directors on the Company’s board of directors. The terms and conditions of the loan and the benefits to the Company of obtaining this financing were reviewed and approved by those members of the Company’s Board of Directors who are at arm’s length to Olympus.

A copy of the Promissory Note has been filed on Sedar as a material document.

Item 6 -

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 -

Omitted Information

No information has been omitted from this material change report.

Item 8 -

Executive Officer

Doris Meyer, Assistant Corporate Secretary

Unit 1 – 15782 Marine Drive

White Rock, BC V4B 1E6

Telephone:

604-536-2711

Item 9 -

Date of Report

May 1, 2006

ASIA PACIFIC RESOURCES LTD.

Per:

/s/ “Doris Meyer”

Doris Meyer
Assistant Corporate Secretary

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